Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Moody’s Corporation

We consent to the incorporation by reference in the Registration Statements on Form S-3 of Moody’s Corporation, filed with the Securities and Exchange Commission on February 23, 2017, of our report dated February 23, 2017, with respect to the consolidated balance sheets of Moody’s Corporation as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, shareholders’ equity (deficit) and cash flows, for each of the years in the three-year period ended December 31, 2016 and the effectiveness of internal control over financial reporting as of December 31, 2016, which report appears in the December 31, 2016 annual report on Form 10-K of Moody’s Corporation and the reference to our firm under the heading “Experts” in the Registration Statement.

/s/ KPMG LLP

New York, New York

February 23, 2017